Investor and Media Contacts:

Laura Zobkiw                                          Peter Davis
Corporate Communications & Investor Relations         Chief Financial Officer
(510) 204-7200                                        (510) 204-7200


                  XOMA Announces Pricing of Public Offering of
          Nine Million Common Shares for Gross Proceeds of $72 Million
          ------------------------------------------------------------

Berkeley, CA - September 19, 2003 -- XOMA Ltd. (NASDAQ: XOMA) today reported that its previously announced public offering of nine million common shares was priced at $8.00 per share. The offering is being made from a registration statement that was filed with the Securities and Exchange Commission on August 13, 2003.

The gross proceeds from the public offering are $72 million. XOMA intends to use the net proceeds from the offering for general corporate purposes, including research and development projects, the development or acquisition of new products or technologies, equipment acquisitions, general working capital and operating expenses. The Company may also use a portion of the net proceeds of this offering to repay some or all of the outstanding notes payable to Genentech, Inc. and Millennium Pharmaceuticals according to existing collaboration arrangements.

UBS Securities LLC is acting as the sole book running manager in this offering, and CIBC World Markets Corp., U.S. Bancorp Piper Jaffray, Adams, Harkness & Hill, Inc., Jefferies & Company, Inc. and ThinkEquity Partners are acting as co-managers.

XOMA granted to the underwriters an option to purchase 1,350,000 additional common shares within 30 days after the offering to cover over-allotments.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of these securities. This offering of common shares may be made only by means of a prospectus, a copy of which will be available from UBS Securities LLC, 299 Park Avenue, New York, New York 10171.

The Company expects to complete the sale of these shares on or about September 24, 2003.

About XOMA

XOMA develops and manufactures antibody and other protein-based biopharmaceuticals for disease targets that include immunological and inflammatory disorders, cancer and infectious diseases. XOMA's programs include collaborations: with Genentech, Inc. on the Raptiva(TM) antibody for psoriasis (BLA submission), psoriatic arthritis (Phase II) and other indications; and with Millennium Pharmaceuticals, Inc. on two biotherapeutic agents, CAB-2 and MLN2201, for vascular inflammation indications (preclinical and phase I, respectively). Earlier-stage development programs focus on antibodies and other compounds developed by XOMA for the treatment of cancer, retinopathies and acne.



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Statements made in this press release related to future periods are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to actions by the U.S. Food and Drug Administration, the timing or results of pending or future clinical trials, changes in the status of the Company's collaborative relationships, and uncertainties regarding the legal standards applicable to biotechnology patents, are discussed in the Company's most recent annual report on Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMA's prospects.